Filed pursuant to Rule 424(b)(3)
Registration No. 333-280517
VANECK SOLANA ETF
SUPPLEMENT NO. 3 DATED OCTOBER 7, 2026
TO THE PROSPECTUS DATED NOVEMBER 16, 2025, AS SUPPLEMENTED
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of VanEck Solana ETF (the "Trust"), dated November 16, 2025 (the "Prospectus"), as supplemented. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to update the Prospectus to reflect that, beginning in October 2026, the Trust intends to make cash distributions at least quarterly to Shareholders to distribute the net proceeds of staking rewards earned by the Trust in a manner intended to be consistent with Revenue Procedure 2025-31 ("Rev Proc 2025-31"). Except as otherwise set forth below, the information set forth in the Prospectus remains unchanged.
Updates to the Prospectus
The following supersedes and replaces each sentence in the Prospectus stating that the Trust generally will re-stake staking rewards, including (i) the sentence under the caption “PROSPECTUS SUMMARY—Overview of the Trust” on page 2 of the Prospectus stating, “The Trust will generally re-stake the staking rewards it receives, subject to the target staking percentage,” and (ii) the equivalent sentence under the caption “SOL, SOL MARKET, SOL EXCHANGES AND REGULATION OF SOL—The Trust’s Staking Program” on page 101 of the Prospectus:
The Trust will generally re-stake the staking rewards it receives, subject to the Trust’s target staking percentage, liquidity needs and intended quarterly cash distributions of net staking rewards.

The following supersedes and replaces each sentence in the Prospectus stating that received staking rewards are retained by the Trust and may be delegated for staking, including (i) the sentence under the caption “PROSPECTUS SUMMARY—The Trust’s Service Providers—The Staking Services Provider” on page 10 of the Prospectus stating, “The received rewards are retained by the Trust and may be delegated for staking,” and (ii) the identical sentence under the caption “THE TRUST’S SERVICE PROVIDERS—The Staking Services Provider” on page 127 of the Prospectus, and the similar sentence under the caption “USE OF PROCEEDS” on page 153 of the Prospectus:

The received rewards will be held by the Trust pending distribution, sale to fund a cash distribution, payment of applicable staking-related fees and expenses, or, if and to the extent permitted by the Staking Policy and Rev Proc 2025-31, temporary re-staking.
The following disclosure is added under the caption “SOL, SOL MARKET, SOL EXCHANGES AND REGULATION OF SOL” on page 95 of the Prospectus, immediately after the section “The Trust’s Staking Program” and before the section “Credit Facility”:
Distributions of Staking Rewards
Under normal circumstances, the Trust intends to make quarterly cash distributions of income generated from its staking activities to Shareholders. The distributions will consist of net staking income after deduction of applicable payments to the Trust’s staking services provider as compensation for its services under the Staking Services Agreement and any fee charged by a SOL Custodian for facilitating staking of the Trust’s SOL held with such SOL Custodian. To fund the cash distributions, the Trust may sell staking rewards and/or a portion of its SOL, which may affect the Trust’s exposure to SOL and the market price and/or net asset value of the Shares and may result in taxable income to Shareholders.
The Trust intends to make cash distributions at least quarterly in order to rely on the safe harbor conditions established by IRS Revenue Procedure 2025-31 applicable to grantor trusts that stake digital assets. The IRS may modify, clarify, or withdraw such guidance, and there can be no assurance as to the tax treatment of any distributions to shareholders.

The amount of any distribution will depend on the amount of staking rewards received by the Trust, applicable legal and regulatory requirements, and the Trust's operational and liquidity needs. There can be no assurance that the Trust will declare or pay distributions in any particular amount or at any particular frequency, or at all.
To fund any cash distribution of staking rewards, the Trust expects to sell SOL received as staking rewards, or an equivalent amount of SOL, for U.S. dollars through one or more Liquidity Providers and/or through the SOL Custodians or an affiliate thereof. The net U.S. dollar cash proceeds of such sale, after reduction for any applicable fees, costs, expenses, taxes, liabilities or reserves, are expected to represent the amount available for distribution to Shareholders. Because the market price of SOL may fluctuate between the time staking rewards are earned or credited to the Trust, the time SOL is sold to fund a distribution and the applicable record date or payable date, the cash distribution ultimately paid to Shareholders may be more or less than the value of the staking rewards reflected in the Trust's NAV when such rewards were earned or credited.
The following supersedes and replaces the two paragraphs under the caption “PROSPECTUS SUMMARY—Custody of the Trust’s Assets—Fiat Account” on page 14 of the Prospectus:
The Trust expects to use the Fiat Account to facilitate the purchase and sale of SOL in connection with the cash creations and redemptions and the sale of SOL for distributions. In respect of the Fiat Account, the SOL Custodian holds the Trust's cash held in its account at the SOL Custodian in one or more Customer Omnibus Accounts. "Customer Omnibus Account" means, with respect to fiat currency held for customers of the SOL Custodian in fiat accounts (including the Trust's cash balance in its Fiat Account), omnibus bank accounts (each an "Omnibus Account") at depository institutions (each, a "Bank"); money market accounts (each, a "Money Market Account") at a Bank or financial institution; and/or payment accounts (each, a "Payment Account") at a financial institution. The Trust intends to maintain any cash not held in the SOL Custodian's Fiat Account at the Cash Custodian in accordance with the Cash Custody Agreement.

The Trust generally does not intend to hold cash or cash equivalents except temporarily in connection with a cash creation or redemption transaction, to pay expenses, or to fund distributions. However, there may be situations where the Trust will unexpectedly hold cash on a temporary basis. For additional information, see "CUSTODY OF THE TRUST'S ASSETS" below.
The following disclosure is added as a new paragraph immediately after the first paragraph under the caption “NET ASSET VALUE DETERMINATIONS—Calculation of NAV and NAV per Share” on page 111 of the Prospectus:
Staking rewards received by the applicable SOL Custodian will be credited to the Trust (as earned) and reflected, net of fees relating to staking (including the Staking Provider Consideration and any Custodian Staking Facilitation Fee), in the Trust’s daily NAV until distributed or sold to fund a distribution. When the Trust sells SOL received as staking rewards, or an equivalent amount of SOL, to fund a cash distribution, the cash proceeds will be reflected in the Trust’s NAV until such distribution is recorded as payable or paid to Shareholders.
The following supersedes and replaces each sentence under the caption “CUSTODY OF THE TRUST’S ASSETS” on page 138 of the Prospectus stating that the Trust generally does not intend to hold cash or cash equivalents except in connection with cash creation and redemption orders.
The Trust generally does not intend to hold cash or cash equivalents except in connection with cash creation and redemption orders, to pay expenses or to fund distributions.